UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

04005204

February 19, 2004

Patrick Daugherty
Foley & Lardner
150 West Jefferson
Suite 1000
Detroit, MI 48226-4443

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2004

Re: Visteon Corporation
Incoming letter dated January 7, 2004

Dear Mr. Daugherty:

This is in response to your letter dated January 7, 2004, concerning the shareholder proposal submitted to Visteon by Mark Latham. We also have received a letter from the proponent dated January 22, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark Latham
177 Telegraph Road, #302
Bellingham, WA 98226

1111335

FOLEY & LARDNER
ATTORNEYS AT LAW

FOLEY & LARDNER
150 WEST JEFFERSON, SUITE 1000
DETROIT, MICHIGAN 48226-4443
313.963.6200 TEL
313.963.9308 FAX
www.foley.com

WRITER'S DIRECT LINE
313.442.6495
pdaugherty@foley.com EMAIL

CLIENT/MATTER NUMBER
036178-0106

January 7, 2004

VIA FEDEX

Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Visteon Corporation

Dear Ms. Lee:

Thank you for the time you took to speak with us on December 22 regarding the process for handling a shareholder proposal received this year by Visteon Corporation. Enclosed is our request on behalf of Visteon Corporation for the Staff's determination regarding that shareholder proposal. If you would kindly direct our request to the appropriate Staff lawyer, we would be grateful. We would also appreciate it if you would return a date-stamped copy of our request in the enclosed self-addressed, stamped envelope.

Very truly yours,

Patrick Daugherty

PDD/ck

Enclosures

cc: Peter M. Ziparo, Esq. (Visteon Corporation; w/encl.)

FOLEY & LARDNER
ATTORNEYS AT LAW

FOLEY & LARDNER
150 WEST JEFFERSON, SUITE 1000
DETROIT, MICHIGAN 48226-4443
313.963.6200 TEL
313.963.9308 FAX
www.foley.com

January 7, 2004

CLIENT/MATTER NUMBER
036178-0106

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Visteon Corporation - Commission File No. 001-15827
Omission of Shareholder Proposal of Mr. Mark Latham
Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of our client Visteon Corporation, a Delaware corporation ("Visteon"), we are submitting this notice of Visteon's intention to omit from its proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials") a proposal submitted by Mr. Mark Latham (the "Proposal").

Visteon's 2004 Annual Meeting is scheduled for May 12, 2004. Definitive copies of the 2004 Proxy Materials are expected to be mailed to stockholders and filed with the Commission pursuant to Rule 14a-6(b) on or about March 29, 2004.

Visteon intends to exclude the Proposal from its 2004 Proxy Materials in its entirety for each of the following, independently significant, reasons:

- the Proposal is vague and misleading;
- the Proposal has been substantially implemented;
- Visteon does not have the power and authority to implement the Proposal;
- the Proposal violates the Commission's proxy rules;

- the Proposal violates applicable Delaware law; and
- the Proposal relates to the ordinary business of Visteon.

I. BACKGROUND

By letter dated November 26, 2003, Mr. Latham requested that Visteon include the Proposal in its 2004 Proxy Materials. The Proposal provides in full as follows:

"VOTING LEVERAGE PROPOSAL

"WHEREAS shareowners should have the right to vote any way they want (except for buying and selling votes);

"WHEREAS many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

"WHEREAS several institutional investors now publish their voting decisions more than one week before each company's voting deadline;

"THEREFORE BE IT RESOLVED that Visteon Corporation shareowners request the Board of Directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions, on all matters put to shareowner vote except director elections. (Director elections are excluded here to satisfy SEC Rule 14a-8(i)(8).). So for example, besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy (except director elections) the same way Domini Social Investments votes its shares.

"**Supporting Statement:**

"Institutional investors that publish their voting decisions on the worldwide web include:

- *CalPERS (California Public Employees' Retirement System) at www.calpers-governance.org/alert/proxy*
- *Calvert Group at www.calvert.com/planning_2627.html*
- *Domini Social Investments at www.domini.com/shareholder-advocacy/Proxy-Voting*
- *MMA Praxis Mutual Funds at www.mmapraxis.com/corporate/proxy_voting_set.html*
- *Ontario Teachers' Pension Plan at www.otpp.com/web/proxyvot.nsf/proxyvotes?openform*
- *Pax World Fund at www.paxfund.com/proxyvote4.htm*

"In particular, Domini Social Investments published its voting decisions for last year's Visteon Corporation proxy.

"One of the main reasons for having shareowner voting at all is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board.

"The conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' 'free rider' and 'rational ignorance' problems.

"The potential benefits of this proposal are discussed in the article 'Vote Your Stock' on the web at www.corpmon.com/publications.htm."

Although the Proposal is drafted to request that Visteon's board of directors "study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decision," the remainder of the Proposal, as well as the supporting statement, suggest that Visteon should modify its proxy card to include a separate box on the card in which a stockholder could direct that his or her shares be voted in accordance with the vote of an institutional investor. Although some of the analyses contained in this letter address each aspect of the Proposal separately, we also believe the Proposal is a unitary whole and should be excluded in its entirety.

The Proposal is virtually identical to one submitted last year by Mr. Latham. The Staff permitted exclusion of Mr. Latham's proposal last year pursuant to rule 14a-8(i)(8), on the basis that it related to an election for membership on Visteon's board of directors. Mr. Latham has slightly modified last year's proposal so that it will not apply to director elections. Clearly, by modifying the Proposal in this manner, he hopes to circumvent the basis of exclusion for last year's proposal. On behalf of Visteon, however, we assert that the Proposal may be excluded from the 2004 Proxy Materials nevertheless, pursuant to the following provisions of the Commission's proxy rules:

A. Rule 14a-8(i)(3), because the Proposal is vague and misleading;

B. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

C. Rule 14a-8(i)(6), because Visteon does not have the power and authority to implement the Proposal;

D. Rule 14a-8(i)(3), because the Proposal violates the Commission's proxy rules;

E. Rule 14a-8(i)(2), because the Proposal violates applicable Delaware law; and

F. Rule 14a-8(i)(7), because the Proposal relates to the ordinary business of Visteon.

To the extent that this letter is based on matters of Delaware law, this letter also constitutes an opinion of counsel (Foley & Lardner) given pursuant to Rule 14a-8(j)(2)(iii).

II. LEGAL ANALYSIS

A. Statements made in the Proposal are false, vague and misleading in violation of Rule 14a-9 and therefore may be omitted pursuant to Rule 14a-8(i)(3).

1. The Proposal is so indefinite and vague that it is misleading under Rule 14a-9. Pursuant to Rule 14a-8(i)(3), a shareholder proposal may be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." In several instances, the Staff has determined that a shareholder proposal is so indefinite and vague that it is misleading under Rule 14a-9. *See* IDACORP, Inc. (Dec. 12, 2003), E.I. du Pont de Nemours and Company (Feb. 13, 1992), The Adams Express Company (Jan. 10, 2000), Pinnacle West Capital Corporation (Mar. 19, 1990) and Niagara Mohawk Power Corporation (Feb. 16, 1990).

As explained below, each of the following statements contained in the Proposal is false, vague or misleading:

- "[S]hareowners should have the right to vote any way they want."
- "[M]any individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest."
- "One of the main reasons for having shareowner voting at all is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board."
- "The conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' 'free rider' and 'rational ignorance' problems."

First, Mr. Latham's statement that "shareowners should have the right to vote any way they want" implies that stockholders of Visteon cannot presently vote any way they want. This is false because it suggests that restrictions are imposed on stockholder voting. The truth is that stockholders may vote in any lawful manner they choose.

Second, Mr. Latham gives his opinion that stockholders lack the time and expertise to make the best voting decisions for themselves, yet prefer not to follow directors' recommendations because of possible conflicts of interests. He implies that recommendations made by the directors are not the "best" voting decisions for the stockholders and that the interests of the board of directors in general conflict with the interests of the stockholders. Mr. Latham offers no factual basis for these assertions. He implies, without foundation, that the board is intentionally misleading Visteon's stockholders when it makes its voting recommendations to them. The Staff has, on several occasions, permitted exclusion of statements of opinion by a proponent as well as unsupported factual assertions. *See* Peoples Energy Corporation (Nov. 3, 2002) and Kaufman and Broad Home Corporation (Feb. 1, 2001).

The Proposal is also misleading because the reference to stockholders' "free rider" and "rational ignorance" problems is irrelevant to the subject matter of the Proposal. On a number of occasions, the Staff has permitted companies to exclude language contained in supporting statements where such language is irrelevant to the subject matter of the proposal. For example, in Knight-Ridder, Inc. (Dec. 28, 1995), the Staff stated that the company could omit paragraphs of the supporting statement relating to the company's position on a strike against one of its newspapers and the advisability of the continued employment of an employee because the paragraphs could be "confusing and misleading to shareholders because they are unrelated to the subject matter of the proposal" regarding a shareholder rights plan. *See also* Freeport-McMoRan Copper & Gold Inc. (Feb. 10, 1997).

The Proposal also suggests that stockholders have no means by which to imitate the voting of an institution of their choice. This is misleading because, as will be explained below, Visteon has provided means by which its stockholders may vote until the polls close at the annual meeting. Stockholders can easily review the voting decisions of institutional investors and mimic those decisions if they so choose.

The supporting statement for the Proposal is misleading because it contains numerous references to third-party websites. In addition to violating Rule 14a-8(d), which limits a shareholder proposal and the supporting statement to a maximum of 500 words, the Staff has observed that a website reference contained in a proposal "may undermine the proxy process requirements of Rule 14a-8." The Emerging Germany Fund, Inc. (Dec. 22, 1998). This is because the content of a website is continually changing and, in addition, can be false and misleading because the truth and accuracy of the content cannot be verified. *See also* Templeton Dragon Fund, Inc. (June 15, 1998) and Pinnacle West Capital Corporation (Mar. 11, 1998). In Freeport-McMoRan Copper & Gold Inc. (Feb. 22, 1999), the Staff permitted exclusion of references to newspaper articles contained in the proponent's support statement on the basis that such references were false and misleading under Rule 14a-9 and therefore could be excluded in reliance on Rule 14a-8(i)(3).

The references to third-party websites is misleading in a second respect. Mr. Latham states that several institutional investors publish their voting decisions on their websites; he therefore implies that each institutional investor listed in his proposal publishes voting decisions with respect to Visteon. Most of the institutions cited in Mr. Latham's proposal, however, do not disclose on their websites that they hold Visteon's stock; in particular, none of CalPERS, MMA

Praxis Mutual Funds, Ontario Teachers' Pension Plan or Pax World Fund states, at its website, that it currently owns Visteon stock. Mr. Latham's proposal is misleading by naming these institutions because it implies that they publish voting decisions for Visteon when in fact they do not.

Finally, the supporting statement to the Proposal is misleading because it contains a reference to an article on Mr. Latham's web site. As discussed above, Mr. Latham's reference to a book discussing conflicts of interest among managers, directors and stockholders and "free rider" and "rational ignorance" problems is misleading and irrelevant to the subject matter of the Proposal.

2. The Proposal is so vague that it cannot be implemented. A proposal may be excluded under Rule 14a-8(i)(3) when it is "so vague and indefinite that neither shareholders voting on the proposal, nor the [c]ompany, would be able to determine with any reasonable certainty exactly what actions or measures would be required to implement the proposal." Archer-Daniels-Midland Company (June 21, 1991).

In this connection, the Proposal requests that Visteon "study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions." The Proposal also states that, "besides being offered a convenient choice of voting the entire proxy as the board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy . . . the same way Domini Social Investments votes its shares." We submit that the board of directors would be unable to determine what would comprise a "study" or a "report" and to whom the report would be made (if other than the supposedly-conflicted board itself). Furthermore, it is unclear what it means to "conveniently imitate" an institutional investor's voting, as what is convenient for one person might be quite inconvenient for another.

The Staff also has permitted the exclusion of proposals that do not specify the means for implementation. In Duquesne Light Company (Jan. 6, 1981), exclusion of a proposal relating to the establishment of a national utility shareholders union was permitted under Rule 14a-8(c)(3) (the predecessor to Rule 14a-8(i)(3)) where the proposal failed to state what role the company should take in implementing the proposal. The Staff stated that "the proposal may be misleading, in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast." In Wendy's International, Inc. (Feb. 6, 1990), the Staff permitted exclusion of a proposal requesting the board to "eliminate all anti-takeover measures previously adopted," stating that "the proposal, if implemented, would require the Company to determine what constitutes an anti-takeover measure. In the Division's view the determination would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the [Company] if the proposal was implemented."

It is very unclear how Visteon could -- beyond permitting stockholders to submit proxies via telephone call or the Internet -- offer stockholders "a . . . convenient choice of voting the entire proxy the same way" an institutional investor votes. In the first place, which institutional investor would be selected for the other stockholders to imitate? Institutional investors themselves do not vote in identical manner, as evidenced by the fact that the two institutions cited in the Proposal who did publish voting decisions for Visteon -- Calvert Group and Domini Social Investments -- did not vote in the same manner last year. Secondly, how would stockholder votes be tabulated at a stockholders' meeting? Visteon would be required to segregate the proxies that stated they should be voted the same way an institutional stockholder voted its shares until such time as Visteon could be certain how that institutional investor had voted. Effectively, Visteon would be required to perform a preliminary closing of the polls at a stockholders' meeting in order to have the voting "stand still," determine how a particular institutional investor had voted, then re-open the polls for the purpose of tabulating the votes of the stockholders that had submitted proxies directing that their shares be voted the same way the institutional investor votes. Apart from raising problems under Delaware law, this would create a chaotic and confusing environment in which to tabulate votes and conduct the stockholders' meeting.

For the reasons discussed above, the Proposal is vague and misleading, violates Rule 14a-9 and may be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(3). Alternatively, on our advice Visteon intends to delete each part of the Proposal quoted in this section, as well as the references to third-party websites, in the event that the Proposal is not excluded in its entirety.

B. <u>The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented</u>.

Rule 14a-8(i)(10) permits a shareholder proposal to be excluded from a proxy statement "if the company has already substantially implemented the proposal." Under former Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10), no-action letters were granted only when a shareholder proposal had already been fully effected. In 1983, the Commission announced a new interpretive position allowing companies to omit shareholder proposals that had already been "substantially implemented by the issuer." Release No. 34-20091 (Aug. 16, 1983) (pages 19-20). The reason for the change was to make application of the provision more subjective, as the "previous formalistic application of [Rule 14a-8(c)(10)] defeated its purpose." *Id.* at 20. Former Rule 14a-8(c)(10) was revised and renumbered in 1998 to reflect this interpretation (Release No. 34-40018 (May 21, 1998)).

Interpreting the "substantially implemented" standard, the Staff has said that "a determination that [a company] has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." <u>Texaco, Inc.</u> (Mar. 28, 1991). Thus, the Staff will consider whether a company has satisfactorily addressed the major issues and themes underlying the proposal, rather than limiting its review to whether a company has complied with the proposal point by point. In <u>The Limited, Inc.</u> (Mar. 15, 1996), the Staff permitted exclusion of a shareholder proposal pursuant to Rule 14a-8(c)(10) where the company had adopted, published and implemented a policy addressing the matters underlying the proposal and represented that the company's management was willing to discuss with interested shareholders the matters addressed in the proposal. In <u>The Home Depot, Inc.</u> (Mar. 28, 2002), the Staff permitted exclusion of a proposal requesting reinstatement of a simple majority on all issues subject to a shareholder vote where Home Depot's proxy material was to include the company's proposal to amend the certificate of incorporation to eliminate all super-majority provisions applicable to voting of the company's shareholders.

Here, the Proposal requests that Visteon's board of directors "study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions." The Proposal also suggests that Visteon include a box on the proxy card enabling a stockholder to direct that his or her shares be voted in accordance with the vote of an institutional investor. The Proposal is excludable under Rule 14a-8(i)(10) because, as explained below, Visteon's stockholders are, in fact, able to conveniently imitate the voting decisions of Visteon's institutional investors if they so choose.

Mr. Latham states in the Proposal that several institutions publish their voting decisions on their websites more than one week before voting deadlines. As noted above, last year Calvert Group and Domini Social Investments did publish their voting decisions for Visteon. Visteon's stockholders are able to submit their proxies until the time that the polls close at the stockholders' meeting by calling a toll-free telephone number or by submitting their proxies via the Internet. See Visteon's proxy card from last year's annual meeting, enclosed with this letter, containing instructions for all methods by which a stockholder might submit the proxy card. Since institutions' voting decisions are readily available on the World Wide Web well in advance of Visteon's voting deadline, Visteon's stockholders may easily access the websites of various institutional investors to review those institution's voting decisions before submitting their own proxies via the Internet or toll-free telephone call. Visteon's stockholders have had the ability to submit their proxies via the Internet or toll-free telephone call since Visteon's first annual meeting of stockholders in May 2001. Visteon intends to continue to provide its stockholders with the opportunity to submit their proxies via the Internet or toll-free telephone call for the 2004 annual meeting, as well as for all subsequent meetings of stockholders.

By providing means by which stockholders can easily and conveniently submit their proxies until the polls close on the day of the stockholders' meeting, Visteon has, in fact, satisfactorily addressed the issues raised in the Proposal by implementing means by which stockholders can "conveniently imitate an institutional investor's voting decisions." Therefore, the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(10).

C. <u>The Proposal may be omitted under Rule 14a-8(i)(6) for absence of power/authority</u>.

1. <u>The Proposal is so vague as to be beyond Visteon's power to effectuate.</u> The Proposal may be excluded under Rule 14a-8(i)(6) because Visteon lacks "the power or authority to implement the Proposal" if approved by the stockholders. This rule previously provided that a proposal could be omitted from proxy materials if the proposal were "beyond the issuer's power to effectuate" (former Rule 14a-8(c)(6)). The Staff said that a proposal could be beyond a company's power to effectuate if the proposal were "so vague and indefinite that a registrant would be unable to determine what action should be taken" if the proposal were adopted. <u>International Business Machines Corporation</u> (Jan. 14, 1992)

(interpreting Rule 14a-8(c)(6), the predecessor to Rule 14a-8(i)(6)). In proposing revisions to the rules on shareholder proposals, the Commission commented that the revised Rule 14a-8(i)(6) was to be interpreted in the same manner as the prior rule. Release No. 34-39093 (Sept. 18, 1997) at 23.

As discussed above, because the Proposal is vague and indefinite, it is beyond Visteon's power to effectuate and therefore may be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(6).

2. Modification of Proxies and Stockholder Voting is a Matter for State and Federal lawmakers. The Proposal would have Visteon study and report on stockholder voting issues and revise its proxy card. Far from being management and stockholder prerogatives, in the federalist system of laws governing a Delaware corporation these matters are to be addressed by the Delaware legislature and the Commission. Delaware statutes and the Commission's proxy rules combine to establish the means by which a stockholder authorizes another person to act on the stockholder's behalf, as a proxy, as well as the manner in which the proxy card of an issuer registered with the Commission must be configured. It is beyond Visteon's power and authority to revise the law with respect to proxies, proxy cards and stockholder voting. Because the matters contemplated by the Proposal are beyond Visteon's power and authority, it would be a waste of corporate resources to study and report on them. Thus, the Proposal is beyond Visteon's power to effectuate and, accordingly, may be omitted under Rule 14a-8(i)(6).

D. The Proposal violates the proxy rules and therefore may be excluded under Rule 14a-8(i)(3).

The Proposal violates several proxy rules, as discussed below, and thus may be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

1. Violation of Rule 14a-4, Requirements as to Proxy. Rule 14a-4 sets forth the requirements for proxies provided to shareholders. The Proposal violates Rule 14a-4 in two ways, as discussed below.

(a) Violation of Discretionary Authority Rule. Rule 14a-4(b)(1) states that "[a] proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case." In asking that Visteon revise its proxy card to provide a means by which stockholders can imitate the voting of a particular institutional stockholder, the Proposal could be construed as granting discretionary authority to Visteon's proxies to vote the stockholder's shares the same way as an institutional investor votes. Because Visteon would not know at the time that the proxy materials are compiled, however, how any institutional investor will later vote, Visteon would not be able to disclose in the proxy materials how it would exercise that discretionary authority. Accordingly, the Proposal violates Rule 14a-4(b)(1) and may be omitted from the 2004 Proxy Materials.

(b) Violation of Proxy Card Format Rule. Rule 14a-4(b)(1) also states that "[m]eans shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes *a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein* as intended to be acted upon, other than election to office" (emphasis added). The proxy may confer discretionary authority to vote on certain matters as set forth in Rule 14a-4(c). Thus, Rule 14a-4 clearly specifies the form that the proxy card must take and the voting choices to be provided to shareholders on the proxy card.

In the Proposal, Mr. Latham suggests that, "besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy . . . the same way Domini Social Investments votes its shares." Mr. Latham thus suggests that an additional voting choice be added to Visteon's proxy card. Rule 14a-4 simply does not permit additional voting choices beyond those set forth in the Rule. Therefore, the Proposal violates Rule 14a-4 and may be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. Violation of Rules 14a-3, 14a-4 and 14a-5 relating to solicitation of proxies. The Proposal would have Visteon provide a means on the proxy card by which a stockholder could elect to have his or her shares voted the same way as a particular institutional investor votes its shares. This could be construed as the *de facto* nomination of a particular institutional investor to act as a proxy for the stockholder. The effect of the Proposal would therefore be a stockholder solicitation of proxies under cover of Visteon's own proxy solicitation. To allow stockholders to utilize Visteon's proxy in lieu of conducting a shareholder solicitation in accordance with the proxy rules would be to permit circumvention of the proxy rules.

Rule 14a-1(l)(1), clauses (i) and (iii), states that a solicitation includes "any request for a proxy whether or not accompanied by or included in a form of proxy" and "a furnishing of a form of proxy or other communication to securityholders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy." When a solicitation is made, the person or company making the solicitation must comply with Rules 14a-3, 14a-4 and 14a-5, which apply "to every solicitation of a proxy with respect to securities registered pursuant to Section 12" of the Securities Exchange Act of 1934.

The Proposal violates the proxy rules because it would enable a particular institutional investor, in essence, to solicit proxies without complying with the disclosure requirements and procedural safeguards of the proxy rules. In contrast, if a shareholder desires to solicit proxies from a corporation's shareholders, the means by which a shareholder may do this are clearly set forth in the Commission's proxy rules. The Staff has previously held that proposals submitted under Rule 14a-8, which would, if included in a company's proxy materials, circumvent the requirements of the proxy rules, may be excluded under Rule 14a-8(i)(3). For example, in Nortek Inc. (Aug. 13, 1996) (interpreting Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3)), the Staff permitted exclusion of so much of a shareholder proposal as was deemed to amount to a solicitation contesting an election.

In addition to conflicting with Rule 14a-1(l)(1), the Proposal undermines the policy considerations underlying the Commission's proxy rules. In Release No. 34-31326 (Oct. 6, 1992) (emphasis added) at pages 9-10, adopting amendments to the rules regarding solicitation and communications between shareholders, the Commission stated:

> Prior to a shareholder granting the legal power to someone else – whether management or an outsider – to vote his or her stock, the shareholder needs to know what matters will be voted on, *and how the recipient of the proxy intends to vote the shareholder's shares* . . . . Thus, the description of the matters to be brought before a meeting for a vote (including the election of directors), the material information related to all such matters (including any substantial interest the soliciting person has in the subject matter of the vote), *and the specifics on how the proxy recipient proposes to vote on behalf of the proxy giver unless otherwise instructed are core information critical to shareholders as part of the proxy process.*

A Visteon stockholder presented with a proxy containing an additional choice to vote the stockholder's shares in accordance with the vote of a particular institutional investor would read nothing in the proxy materials regarding how that particular investor intended to vote. The stockholder would not, therefore, know how the shares would be voted, with respect to matters presented in the proxy statement, if the stockholder directed that the shares be voted as the particular investor voted. Thus, the Proposal violates Rules 14a-3, 14a-4 and 14a-5, specifying the information to be furnished to shareholders with a solicitation, as well as the policy considerations underlying these rules, and so the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

3. Violation of Rule 14a-9, False or Misleading Statements. The Proposal violates Rule 14a-9 and therefore may be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

In this connection, the Proposal would have Visteon provide to its stockholders a means by which the stockholders could imitate a particular institutional investor's voting decisions. As noted above, however, at the time the proxy materials are printed and mailed to stockholders, Visteon does not know the manner in which any institutional investor will vote. Therefore, Visteon can provide no information to the stockholders regarding how any particular institutional investor intends to vote on the proposals contained in the proxy materials.

Rule 14a-9(a) states that no solicitation shall be made by means of a proxy statement or form of proxy "which omits to state any material fact necessary in order to make the statements therein not false or misleading with respect to any material fact . . . ." The policy underlying Rule 14a-9 is clearly stated in Release No. 34-39093 (Sept. 18, 1997), in which the Commission proposed amendments to Rule 14a-8. Under Rule 14a-9, "companies must provide shareholders with sufficient information to make informed voting decisions as well as a meaningful opportunity to review the information" (page 81). Under the Proposal, Visteon's proxy materials would not provide sufficient information to its stockholders to make a meaningful, informed decision regarding whether the stockholder should or should not follow the voting decision of an institutional investor.

In addition to the fact that Visteon's stockholders would not have information regarding how the specified institutional investor intended to vote its shares, the individual stockholders also would have no means by which to evaluate whether the interests of the institutional investor and other bases for the institution's voting decisions corresponded to their own interests. The Proposal falsely suggests that the interests of all stockholders, be they individuals or institutions, are alike. By not acknowledging that one stockholder's interests may vary significantly from the interests of another stockholder, the Proposal neglects to state a material fact necessary to make the other statements in the Proposal not misleading, further violating Rule 14a-9. Thus, as a violation of Rule 14a-9, the Proposal may be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

E. <u>The Proposal violates Delaware law and therefore may be omitted under Rule 14a-8(i)(2)</u>.

Implementing the Proposal would cause Visteon to violate applicable Delaware law. Therefore, Visteon may properly omit the Proposal from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(2), permitting exclusion of proposals that would, if implemented, cause a company to violate any law to which the company is subject.

The Proposal suggests that Visteon's proxy be revised so that stockholders "could be offered a . . . convenient choice of voting the entire proxy . . . the same way Domini Social Investments votes its shares." The Proposal mischaracterizes the proxy card as a ballot upon which a stockholder casts a vote. But the proxy card is not a ballot; rather, it is evidence of an agency relationship that has been established between the stockholder and the stockholder's proxy. Thus, the revision to the proxy card suggested by the Proposal would essentially result in the nomination of a particular institutional investor to act as a proxy for the stockholder executing the proxy card. If a stockholder desires to appoint a proxy other than a person listed on a company's proxy card, however, that agency relationship must first be established by the stockholder and the chosen proxy; under Delaware law, the stockholder cannot utilize the company's proxy card to establish the agency relationship. In *Duffy v. Loft*, 17 Del. Ch. 140, 147-48 (1930), *aff'd.* 17 Del. 376 (1930), the court stated, "The paper writing which we call a proxy is nothing more than evidence of a relationship. It is not the relationship. It simply testifies that A. has constituted B. his agent to act for him in a vicarious capacity. The producing of the proxy is not the creation of the agency. It is only proof of it to the satisfaction of others."

Indeed, an agency relationship cannot be created where the agent is unaware of the fact that he, she or it is to act on behalf of another. "It is the law that an agency relationship does not exist unless there is a manifestation by the principal that the agent act for him in accomplishing some undertaking, the agent accepts the undertaking, and there is an understanding between the parties that the principal is to be in control of the undertaking." *Marshal v. University of Delaware*, 1986 WL 11566, *10 (Del. Super. 1986) (unpublished) (citing *Restatement (2nd) of Agency* §1 (1958)). Further, section 212(c)(2) of the Delaware General Corporation Law ("DGCL") states that "[a] stockholder may authorize another person or persons to act for such stockholder as proxy *by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy* or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission . . ." (emphasis added). Delaware law clearly requires that the person who will act as the proxy receive notice of such relationship from the stockholder. If the Proposal were implemented as suggested by Mr. Latham, however, an institutional investor would have no knowledge that it had been nominated as a proxy for other stockholders, violating Delaware law.

Furthermore, under Delaware law, once the agency relationship is created, the proxy holder as agent has a duty to act in strict accordance with the authority granted by the principal and in a fiduciary capacity. *Rice and Hutchins, Incorporated. v. Triplex Shoe Company*, 16 Del. Ch. 298, 309 (1929), *aff'd*. 17 Del. Ch. 356 (1930). Under the Proposal, the institutional stockholder would have no knowledge that it had been selected to act as a proxy for a stockholder, resulting in a situation where an institutional investor could be subject to fiduciary duties without having accepted the responsibility of acting as an agent for another stockholder.

For these reasons, it is our opinion that implementation of the Proposal would cause Visteon to violate Delaware law. Therefore, Visteon may properly exclude the Proposal from the 2004 Proxy Materials under Rule 14a-8(i)(2).

F. <u>The Proposal is excludable under Rule 14a-8(i)(7) because it relates to Visteon's ordinary business</u>.

Rule 14a-8(i)(7) permits exclusion of a shareholder proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." In several no-action letters, the Staff has permitted exclusion of proposals relating to shareholder associations on the basis that these proposals dealt with matters relating to the conduct of a company's ordinary business. For example, in <u>Boston Edison Company</u> (Jan. 6, 1984), a proposal regarding the establishment of a shareholder association was excluded on the basis that the proposal involved the company's ordinary business operations. This no-action letter was issued under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7). In the adopting release for Rule 14a-8(c)(7), the Commission stated that proposals could be omitted under the ordinary business exclusion even where the proposal has requested the issuer to prepare reports on aspects of its business or to form a special committee to study a segment of its business. Release No. 34-20091 (Aug. 16, 1983). See also <u>The Southern Company</u> (Feb. 8, 1984) and <u>Dominion Resources, Inc.</u> (Jan. 30, 1985), each permitting the exclusion of a proposal recommending that the board of directors investigate the establishment of a shareholders' association.

The Proposal is analogous to proposals described above in that the Proposal requests Visteon to implement a study and report on the results of the study with respect to stockholder voting. This relates to Visteon's ordinary business. Accordingly, we believe that the Proposal can be excluded from the 2004 Proxy Materials on the basis of Rule 14a-8(i)(7).

III. NO-ACTION LETTER REQUEST

For the reasons stated above, we hereby respectfully ask the Staff to confirm to us that it will not recommend enforcement action against Visteon to the Commission should Visteon omit the Proposal from its 2004 Proxy Materials. Should the Staff determine preliminarily not to take a no-action position, we hereby respectfully request that we be notified and that we be given a chance to discuss the matter by telephone before a final determination is issued.

Enclosed, pursuant to Rule 14a-8(j)(2), are six copies of the Proposal and five additional copies of this letter. As required by Rule 14a-8(j)(1), a copy of this letter also is being sent to Mr. Latham.

Please call Patrick Daugherty of this firm at 313.442.6495 or, in his absence, Yvette M. VanRiper at 313.442.6402, should you have any questions concerning this request.

Very truly yours,

FOLEY & LARDNER

By Patrick Daugherty
Patrick Daugherty

Enclosures
cc: Peter M. Ziparo, Esq. (Visteon Corporation)

Visteon®

Two New Ways to Vote

VOTE BY INTERNET OR TELEPHONE

24 Hours a Day - 7 Days a Week

Save your Company Money - It's Fast and Convenient

TELEPHONE

1-866-214-3792

Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the simple directions.

OR

INTERNET

https://www. proxyvotenow.com/vc

Use the Internet to vote your proxy. Have your proxy card in hand when you access the website. You will be prompted to enter your control number, located in the box below, to create an electronic ballot.

OR

MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided. Make sure the pre-printed address shows through the envelope window. Please do not mail additional cards in the return envelope.

2 071 884

CONTROL NUMBER FOR TELEPHONE OR INTERNET VOTING

▼ **DETACH PROXY CARD HERE TO VOTE BY MAIL** ▼

111

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

X

Votes must be indicated (x) in Black or Blue ink.

The Board of Directors recommends a vote "FOR" the Election of all Management Nominees, FOR Proposal #2 and Against Proposals #3 & 4.

1. Elect three directors to three-year terms on the Board of Directors.
   Nominees: 01 - Peter J. Pestillo, 02 - Charles L. Schaffer and 03 - Thomas T. Stallkamp.

FOR ALL ☐ WITHHOLD FOR ALL ☐ EXCEPTIONS* ☐

***Instructions: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name on the following blank line.**

Exceptions ______________________________

	FOR	AGAINST	ABSTAIN
2. Ratify the Board's appointment of PricewaterhouseCoopers LLP as the Company's Independent Auditors for fiscal year 2003.	☐	☐	☐
3. A stockholder proposal relating to the adoption of a stockholder rights plan.	☐	☐	☐
4. A stockholder proposal relating to the adoption of a code for the Company's international operations.	☐	☐	☐

9152 2003 002071884

Date	Share Owner sign here	Co-Owner sign here

ADMISSION TICKET

Annual Meeting of Stockholders
May 14, 2003, 11a.m. E.D.T.
Hotel du Pont
Wilmington, Delaware 19801

DIRECTIONS:

1) FROM THE SOUTH: Take I-95 North to Wilmington Exit 7 marked "Route 52, Delaware Avenue". From right lane take Exit 7 onto Adams Street. At the third traffic light on Adams Street, turn right onto 11th Street. At Delaware Avenue intersection stay left continuing on 11th Street. Follow 11th Street through four traffic lights. The Hotel du Pont is on the right at the Corner of 11th and Market St.

2) FROM THE NORTH: Follow I-95 North to exit 7A marked "Route 52, South Delaware Avenue" (11th Street). At Delaware Avenue intersection, stay left continuing on 11th Street. Follow 11th Street through four traffic lights. The Hotel du Pont is on the right at the Corner of 11th and Market St.

Visteon®

VISTEON CORPORATION

Proxy solicited on behalf of the Board of Directors for the Annual Meeting of Stockholders

The undersigned hereby appoints Daniel R. Coulson and Stacy L. Fox, or either of them, proxies with power of substitution, to vote all the shares of the Common Stock which the Undersigned is entitled to vote on all matters, unless the contrary is indicated on the reverse side hereof, which may come before Visteon's Annual Meeting of Stockholders to be held at the Hotel du Pont, 11th & Market Street, Wilmington, DE, at 11:00 a.m., eastern daylight savings time, on May 14, 2003.

The proxies shall vote the shares represented by this proxy in the manner indicated on the reverse side hereof. Unless a contrary direction is indicated, the proxies shall vote the shares (a) "FOR" the election as directors of all the nominees named in the Proxy Statement or any other person selected by the Board of Directors in substitution for any of the nominees (Proposal #1), (b) "FOR" Proposal #2 and (c) "AGAINST" Proposals #3 and 4, each of which is set forth in the Proxy Statement.

(Continued and to be signed on the reverse side)

VISTEON CORPORATION
P.O. BOX 11117
NEW YORK, N.Y. 10203-0117

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Comments or change of address

____

____

____

Mark Latham
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be travelling.
Phone: (360) 395-7007
Web: www.corpmon.com

November 26, 2003

BY FEDEX AND FAX TO:
Company Secretary
Visteon Corporation
5500 Auto Club Drive
Dearborn, Michigan 48126
USA
Phone (800) 847-8366
Fax (313) 755-2702

Dear Sir:

Enclosed is a shareowner proposal with supporting statement, which I hereby submit for inclusion in the Visteon Corporation year-2004 statement.

As confirmed in the enclosed letter from my broker, I have owned 2000 shares of Visteon Corporation stock for at least one year through today. I intend to maintain this ownership through the date of the next annual shareowners' meeting. The stock price has been above $5 for the past year, so this easily exceeds the $2000 minimum requirement for submitting a shareowner proposal.

For timely receipt because I may be traveling, please contact me by fax or email with any correspondence regarding this proposal. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226.

Sincerely,

Mark Latham

VOTING LEVERAGE PROPOSAL

WHEREAS shareowners should have the right to vote any way they want (except for buying and selling votes);

WHEREAS many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS several institutional investors now publish their voting decisions more than one week before each company's voting deadline;

THEREFORE BE IT RESOLVED that Visteon Corporation shareowners request the Board of Directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions, on all matters put to shareowner vote except director elections. (Director elections are excluded here to satisfy SEC rule 14a-8(i)(8).). So for example, besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy (except director elections) the same way Domini Social Investments votes its shares.

Supporting Statement:

Institutional investors that publish their voting decisions on the worldwide web include:

- CalPERS (California Public Employees' Retirement System) at *www.calpers-governance.org/alert/proxy*
- Calvert Group at www.calvert.com/planning_2627.html
- Domini Social Investments at www.domini.com/shareholder-advocacy/Proxy-Voting
- MMA Praxis Mutual Funds at www.mmapraxis.com/corporate/proxy_voting_set.html
- Ontario Teachers' Pension Plan at www.otpp.com/web/proxyvot.nsf/proxyvotes?openform
- Pax World Fund at www.paxfund.com/proxyvote4.htm

In particular, Domini Social Investments published its voting decisions for last year's Visteon Corporation proxy.

One of the main reasons for having shareowner voting at all is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board.

The conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' "free rider" and "rational ignorance" problems.

The potential benefits of this proposal are discussed in the article "Vote Your Stock" on the web at www.corpmon.com/publications.htm .

November 26, 2003

Mr. Mark Latham
177 Telegraph Road, #302
Bellingham, WA 98226

VIA FACSIMILE – (360) 395-7007

Re: Visteon Corporation (Ticker symbol VC) shares held in Ameritrade Account 873-129005

To Whom It May Concern:

Pursuant to your request, received via facsimile dated November 24, 2003, this letter serves as confirmation that Mark Latham has continuously owned 2000 shares of Visteon Corporation (Ticker VC) in his Ameritrade Account 873-129005 for a period greater than one year as of November 26, 2003.

If I can be of further assistance in this matter, please contact me directly at (402) 970-9704.

Sincerely,

Heath Nopens
Compliance Analyst
Ameritrade Holding Corp.

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (360) 395-7007
Web: www.corpmon.com

January 22, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **<u>Shareowner Proposal of Mark Latham to Visteon Corporation</u>**

Ladies and Gentlemen:

I am writing in response to the January 7, 2004 letter (the "Visteon Letter") submitted to the Commission by Mr. Patrick Daugherty on behalf of Visteon Corporation ("Visteon" or the "Company"), which expresses Visteon management's intention to omit from the Company's proxy statement for the 2004 annual meeting a shareowner proposal (the "Proposal" or my "Proposal") submitted by me. The Proposal would request the Company's board of directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions.

I recognize the importance of timeliness in this process of determining the contents of Visteon's proxy, which must be mailed well in advance of the scheduled 2004 annual meeting. However I was traveling recently, and the Visteon Letter was only sent to my mailing address on paper, not electronically as I had requested. This delayed my response.

The Visteon Letter cites Rules 14a-8(i)(3) ('false or misleading'), 14a-8(i)(10) ('substantially implemented'), 14a-8(i)(6) ('company lacks the power or authority'), 14a-8(i)(3) ('contrary to proxy rules'), 14a-8(i)(2) ('violates state law') and 14a-8(i)(7) ('ordinary business') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

<u>A. Rule 14a-8(i)(3) -- 'false or misleading'</u>

Regarding "[S]hareowners should have the right to vote any way they want.": One "way" of voting is to check a convenient box (or click a web button) that votes the entire proxy as the directors recommend. Another "way" of voting could be to check a convenient box (or click a web button) that votes the entire proxy the way the Calvert Group votes it shares. The former is available; the latter is not. The Proposal makes clear that it is addressing degrees of convenience when distinguishing "ways" of voting.

Shareowners' "free rider" and "rational ignorance" problems are precisely the reasons why degree of convenience matters so much in proxy ballot design. As the Proposal's supporting statement states, these problems and directors' well-known general conflicts of interest are described in Monks' and Minow's 1996 book.

Neither I nor my Proposal imply that the Visteon board in particular is intentionally misleading shareowners. Misleading statements are made by some boards at some times, and it is difficult for me and other shareowners to know when this is happening and when it is not. Good corporate governance mechanisms are a kind of insurance against the general risk of deception.

The issue of including website references in a proposal has been addressed and permitted in similar cases such as Gillette (February 1, 2001).

The Visteon Letter claims that "Mr. Latham... implies that each institutional investor listed in his proposal publishes voting decisions with respect to Visteon." Yet my Proposal's supporting statement explicitly distinguishes the one listed institution that did so last year: "In particular, Domini Social Investments published its voting decisions for last year's Visteon Corporation proxy."

The Visteon Letter argues that "the board if directors would be unable to determine... to whom the report would be made". In the Proposal, Visteon shareowners would be asking the board for a study and report. Obviously this report would be made to the shareowners.

The Proposal specifies its meaning of "convenient" by analogy to the currently offered convenience of voting the entire proxy as the board recommends.

I agree with the point raised in the Visteon Letter that there are many possible means of enabling shareowners to conveniently imitate an institutional investor's voting, and many possible institutional investors to imitate. That is why the Proposal requests a feasibility study rather than directly requesting implementation. The board can consider various possible means.

B. Rule 14a-8(i)(10) – 'substantially implemented'

The layout of a ballot can substantially affect the way people vote. In particular, many individual shareowners have little expertise in proxy voting matters, so that their voting is substantially affected by the choice (or lack of choice) of professional advice conveniently available to them. There is a substantial difference between the degree of convenience of director's recommendations in the proxy (the first and largest button shown in proxies at www.proxyvote.com) and institutional investor websites of which most shareowners are unaware. No Visteon board report to shareowners has specifically addressed the feasibility of offering this convenient choice, so the Proposal has not been substantially implemented.

C. Rule 14a-8(i)(6) -- 'company lacks the power or authority'

As discussed above, the Proposal is specific enough that the board can perform the study requested.

The Proposal does not request the board to revise state and federal law. The requested feasibility study and report could, however, identify and recommend to legislators changes in the law, if any were necessary to permit such a convenient voting mechanism.

D. Rule 14a-8(i)(3) -- 'contrary to proxy rules'

The Proposal does not ask Visteon to revise its proxy card. The Proposal asks the Visteon board to perform a study and report. Such a request does not violate proxy rules.

Furthermore regarding the discretionary authority rule, the board study might find a way to provide convenient voting imitation without violating proxy rules, for example by enabling imitation only of institutions that post their voting decisions in advance of the voting deadline, so that shareowners can imitate those decisions without granting discretion to anyone.

Regarding the proxy card format rule, the Visteon Letter gives no basis for its claim that "Rule 14a-4 simply does not permit additional voting choices beyond those set forth in the Rule." The Visteon Letter only quotes a passage from the Rule stating that "[m]eans shall be provided in the form of proxy whereby [etc.]" which requires something but does not prohibit anything. There is nothing in the Rule that would prohibit all possible ways to allow convenient voting imitation. And in any case, the Rule certainly does not prohibit a study and report.

Regarding proxy solicitation: If the enabled imitation is only of institutions that post their voting decisions in advance of the voting deadline, it could let shareowners conveniently copy those decisions without having those institutions act as their proxy. Thus the voting form would not be soliciting proxy authority for those institutions.

The board study could investigate the issues raised in the Visteon Letter, and may find ways to resolve the problems raised therein. If it finds that such problems can not be resolved, it would report accordingly. The report could recommend changes to the proxy rules. It could recommend using the worldwide web to let shareowners know specifically how any institution to be imitated is planning to vote.

Regarding Rule 14a-9: The Proposal does not suggest "that the interests of all stockholders, be they individuals or institutions, are alike." Similarly, the mere fact that directors give the same recommendations to all shareowners does not suggest that the interests of all shareowners are alike or identical to the interests of directors.

E. Rule 14a-8(i)(2) -- 'violates state law'

Delaware law allows directors to perform studies and make reports to shareowners, which is all the Proposal requests.

Furthermore, as described in part E above, enabling convenient imitation need not entail having institutional investors act as proxies.

F. Rule 14a-8(i)(7) -- 'ordinary business'

The design of the proxy form distributed by the board and the convenience of different voting options can affect the way shareowners vote. It is therefore a corporate governance issue of importance to shareowners in ensuring that their interests are conveyed in the voting results, rather than merely an "ordinary business" issue.

Conclusion

Based on the foregoing, I request that the Commission staff not concur with the views expressed in the Visteon Letter regarding exclusion of the Proposal from the Visteon proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226, USA. (I recently moved from San Francisco.)

Very truly yours,



Mark Latham

cc: Mr. Patrick Daugherty (Foley & Lardner)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Visteon Corporation
Incoming letter dated January 7, 2004

The proposal requests that the board of directors study and report on the feasibility of enabling shareholders to "conveniently imitate" an institutional investor's voting decision other than with respect to director elections.

We are unable to concur in your view that Visteon may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Visteon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Visteon may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the sentence that begins "Whereas many individual shareowners . . ." and ends ". . . conflicts of interest";
- recast the section that begins "One of the main reasons . . ." and ends ". . . more independent of the Board" as the proponent's opinion.

Accordingly, unless the proponent provides Visteon with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Visteon omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Visteon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Visteon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Visteon may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Visteon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Visteon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Visteon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

John J. Mahon
Attorney-Advisor